UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.	RIO GRANDE ENERGIA S.A.
Publicly-held Company	Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF)	Corporate Taxpayer’s ID (CNPJ/MF)
02.429.144/0001-93	02.016.439/0001-38
Company Registry (NIRE)	Company Registry (NIRE)
35.300.186.133	43.300.036.138

NOTICE TO SHAREHOLDERS

CPFL Energia S.A. (“CPFL Energia”) and its subsidiary Rio Grande Energia S.A (“RGE”), (jointly referred to as the “Companies”), hereby inform their shareholders and the market in general that the Companies will hold an auction of the shares remaining after the grouping of fractions of shares issued by CPFL Energia held by non-controlling shareholders of RGE, who came into possession of said share fractions when RGE’s shares were replaced with CPFL Energia’s shares (the “Auction”) consequent to the Merger of Shares announced in the Material Fact of November 7, 2007, and in the Notices to Shareholders of December 18 and 20, 2007, and January 24, 2008.

The Auction will be held at the São Paulo Stock Exchange (Bovespa) on March 4, 2008, and will offer 183 (one hundred eighty-three) common shares issued by CPFL Energia (“Shares Offered”).

The net amount raised through the Auction of the Shares Offered will be credited to the current account of the holders of said fractions by March 13, 2008. If the account cannot be identified, the amount will be available to the shareholders at the branches of Banco Bradesco S.A., the custodian for the CPFL Energia’s shares.

Further information about the auction is available at the branches of Banco Bradesco S.A. and/or at brokerage firms.

São Paulo, February 25, 2008.

CPFL ENERGIA S.A.
 José Antonio de Almeida Filippo
Chief Financial and Investor Relations Officer

RIO GRANDE ENERGIA S.A.
Marco da Camino Ancona Lopez Soligo
Chief Administrative-Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.